Exhibit 99.1





Fourth Quarter 2007 Webcast
February 7, 2008

Alcon

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on February 7, 2008, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; losses from litigations; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 19, 2007, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alcon.com.

Business Overview

Cary Rayment

Chairman, President & CEO

Sales Highlights

4th Qtr	Q4 07	Q4 06	Growth
(dollars in millions)			
Global Sales	$ 1,469.7	$ 1,224.9	20.0%
		Constant Currency*	14.0%

Full Year	FY 07	FY 06	Growth
(dollars in millions)			
Global Sales	$ 5,599.6	$ 4,896.6	14.4%
		Constant Currency*	11.0%

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years.

FY 2007 Geographic Sales and Growth

FY 2007 Sales by Geography



$864.9
+21.3%
Emerging
Markets
15.5%
$2,672.5
+8.5%
U.S.
47.7%
Developed
International
36.8%
$2,062.2
+19.9%

(dollars in millions)

Pharmaceutical Sales

4th Qtr


+21.5%
$600
$550
$500
$450
$400
$475.9
$578.2
Q4 2006
Q4 2007

Full Year


+15.3%
$2,400
$2,300
$2,200
$2,100
$2,000
$1,900
$1,800
$2,007.2
$2,313.8
FY 2006
FY 2007

(dollars in millions)

Glaucoma Growth Rates by Competitor



Full Year 2007
Percent Growth
25%
20%
15%
10%
5%
0%
+10.1%
+10.4%
+17.0%
+19.6%
Merck
Pfizer
Allergan
Alcon

Source: Company Filings

Gaining Market Share in Pharmaceuticals

RX Growth	Global Sept YTD Brand	Global Sept YTD Market	US FY 2007 Brand	US FY 2007 Market
Travatan® + Travatan Z® + DuoTrav™	22.3%	9.2%	21.3%	6.5%
Azopt®	14.9%	5.7%	15.7%	5.5%
Vigamox® *	45.1%	8.1%	7.5%	3.5%
Tobradex®	7.8%	6.7%	-0.8%	1.7%
Nevanac®	29.6%	2.2%	24.2%	20.6%
Patanol® + Pataday™	37.8%	6.2%	4.3%	-1.9%
CiproDex® *	6.8%	2.6%	5.4%	-3.4%

* Moxifloxacin, the active ingredient in **Vigamox**®, is licensed to Alcon from Bayer Healthcare AG.
CiproDex® is a registered trademark of Bayer AG and licensed to Alcon by Bayer Healthcare AG.

Source: Global-IMS US-WK Health

Surgical Sales


4th Qtr
+20.3%
$750
$700
$650
$600
$550
$500
$582.5
$700.8
Q4 2006
Q4 2007


Full Year
+13.4%
$2,600
$2,500
$2,400
$2,300
$2,200
$2,100
$2,000
$2,203.8
$2,499.8
FY 2006
FY 2007

(dollars in millions)

Global Growth in Cataract Products

Percent Growth in Cataract Products – FY 2007


20%
16%
12%
8%
4%
0%
Unit Growth
Dollar Growth
+10.3%
+16.0%
+10.0%
+13.4%
+11.6%
+17.2%
3.3%
Global cataract procedure growth estimate
AcrySof® IOLs
Viscoelastics
Phaco Disposables/ Accessories

Source: Global procedure growth from Market Scope

US Premium IOL Sales Trend


2005
$54 million
2006
$104 million
+92.1%
2007
$137 million
+31.4%
$40.4
Dollars in Millions
$45
$40
$35
$30
$25
$20
$15
$10
$5
$-
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07

Consumer Eye Care Sales


4th Qtr
+14.5%
$225
$200
$175
$150
$125
$166.5
$190.7
Q4 2006
Q4 2007


Full Year
+14.6%
$850
$800
$750
$700
$650
$600
$685.6
$786.0
FY 2006
FY 2007

(dollars in millions)

US Market Share Since April 2007


45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Market Share
4/7
5/7
6/7
7/7
8/7
9/7
10/7
11/7
12/7

Avg share for 12 weeks ending

	12/29/07	12/28/06
Alcon*	39.3%	34.0%
Private Label	21.5%	24.6%
B & L	17.6%	16.8%
Ciba	15.3%	12.2%
AMO	4.6%	9.1%

*OPTI-FREE® *EXPRESS*® and RepleniSH® combined

Source: AC Nielsen

Financial Review

Rick Croarkin
Senior Vice President, Finance and Chief Financial Officer

Non-GAAP Adjustments

	Q4		Full Year	
	Op Profit	After Tax	Op Profit	After Tax
2007				
WaveLight Acquisition & Refractive Integration	$ 21.1	$ 16.8	$ 26.4	$ 20.2
Refractive Impairment	--	--	32.7	20.8
2006				
Patent Lawsuit Settlement	$ --	$ --	$ (119.0)	$ (97.5)
Refractive Impairment	--	--	144.8	92.0

(dollars in millions)

* Non-GAAP measures – Adjustments are presented on the reconciliation slides at the end of this presentation and in the earnings release dated February 6, 2008.

Gross Profit

4th Qtr		Q4 07	% of Sales	Q4 06	% of Sales
(dollars in millions)					
Gross Profit	Reported	$ 1,098.4	74.7%	$ 924.7	75.5%
	Non-GAAP Adjustment*	(1.9)		--	
	Adjusted	$ 1,096.5	75.4%	$ 924.7	75.5%

Full Year		FY 07	% of Sales	FY 06	% of Sales
(dollars in millions)					
Gross Profit	Reported	$ 4,201.4	75.0%	$ 3,681.5	75.2%
	Non-GAAP Adjustment*	25.3		19.1	
	Adjusted	$ 4,226.7	75.7%	$ 3,700.6	75.6%

* Non-GAAP measures – Adjustments are presented on the reconciliation slides at the end of this presentation and in the earnings release dated February 6, 2008.

Operating Profit

4th Qtr		Q4 07	% of Sales	Q4 06	% of Sales
(dollars in millions)					
Operating Profit	Reported	$ 477.4	32.5%	$ 392.9	32.1%
	Non-GAAP Adjustment*	21.1		--	
	Adjusted	$ 498.5	34.3%	$ 392.9	32.1%

Full Year		FY 07	% of Sales	FY 06	% of Sales
(dollars in millions)					
Operating Profit	Reported	$ 1,883.1	33.6%	$ 1,572.1	32.1%
	Non-GAAP Adjustment*	59.1		25.8	
	Adjusted	$ 1,942.2	34.8%	$ 1,597.9	32.6%

* Non-GAAP measures – Adjustments are presented on the reconciliation slides at the end of this presentation and in the earnings release dated February 6, 2008.

Net Earnings

4th Qtr			Q4 07	% of Sales		Q4 06	% of Sales
(dollars in millions)							
Net Earnings	Reported	$	376.5	25.6%	$	354.7	29.0%
	Non-GAAP Adjustment*		16.8			--	
	Adjusted	$	393.3	27.0%	$	354.7	29.0%

Full Year			FY 07	% of Sales		FY 06	% of Sales
(dollars in millions)							
Net Earnings	Reported	$	1,586.4	28.3%	$	1,348.1	27.5%
	Non-GAAP Adjustment*		41.0			(5.5)	
	Adjusted	$	1,627.4	29.1%	$	1,342.6	27.4%

* Non-GAAP measures – Adjustments are presented on the reconciliation slides at the end of this presentation and in the earnings release dated February 6, 2008.

Diluted EPS

4th Qtr		Q4 07		Q4 06		Growth
Diluted EPS	Reported	$	1.25	$	1.16	7.8%
	Non-GAAP Adjustment*		0.06		--	
	Adjusted	$	1.31	$	1.16	12.9%

Full Year		Q4 07		Q4 06		Growth
Diluted EPS	Reported	$	5.25	$	4.37	20.1%
	Non-GAAP Adjustment*		0.14		(0.02)	
	Adjusted	$	5.39	$	4.35	23.9%

* Non-GAAP measures – Adjustments are presented on the reconciliation slides at the end of this presentation and in the earnings release dated February 6, 2008.

Cash Flow Analysis


Cash Flow from Operations
Dollars in millions
$1,600
$1,400
$1,200
$1,000
$800
$600
$915.4
$1,047.8
$1,235.0
$1,405.9
$1,469.5
2003
2004
2005
2006
2007

	2003	2004	2005	2006	2007
% Reinvested into PPE	17.2%	14.0%	13.1%	15.8%	15.5%

Net Cash Returned to Shareholders



$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
dollars in millions
Share Repurchases
Dividends
$141
$34
$107
$406
$236
$170
$694
$392
$302
$1,316
$899
$417
$1,616
$1,003
$613
2003
2004
2005
2006
2007

	2003	2004	2005	2006	2007
Dividend Payout Ratio*	23.0%	28.5%	34.6%	44.8%	45.5%

* Dividend payout ratio represents dividends as a percentage of prior year's reported net earnings

2008 Full Year Financial Guidance

- Sales range of $6,175 to $6,275 million
- Diluted earnings per share range of $6.24 to $6.30
- Includes costs to establish Swiss Shared Service and Marketing Centers and to integrate refractive operations





Alcon®

Q4 2007 Non-GAAP Adjustments

(dollars in millions, except per share amounts)

	Reported	WaveLight Acquisition & Refractive Integration	Non-GAAP Adjusted*
Sales	$ 1,469.7	$ (15.1)	$ 1,454.6
Cost of goods sold	371.3	(13.2)	358.1
Gross profit	1,098.4	(1.9)	1,096.5
Selling, general and administrative	441.6	(7.9)	433.7
Research and development	160.0	(4.3)	155.7
In process R & D	9.3	(9.3)	--
Amortization of intangibles	10.1	(1.5)	8.6
Operating income	477.4	21.1	498.5
Other income	2.0	--	2.0
Earnings before income taxes	479.4	21.1	500.5
Income taxes	102.9	4.3	107.2
Net earnings	$ 376.5	$ 16.8	$ 393.3
Diluted EPS	$ 1.25	$ 0.06	$ 1.31

***The results as adjusted above are non-GAAP measures and are provided to help investors better compare results of operations from 2007 and 2006.**

FY 2007 Non-GAAP Adjustments

(dollars in millions, except per share amounts)

	Reported	Refractive Impairment	WaveLight Acquisition & Refractive Integration	Non-GAAP Adjusted*
Sales	$ 5,599.6	$ --	$ (15.1)	$ 5,584.5
Cost of goods sold	1,398.2	(24.0)	(16.4)	1,357.8
Gross profit	4,201.4	24.0	1.3	4,226.7
Selling, general and administrative	1,694.0	--	(7.9)	1,686.1
Research and development	564.3	--	(6.4)	557.9
In process research and development	9.3	--	(9.3)	--
Amortization of intangibles	50.7	(8.7)	(1.5)	40.5
Operating income	1,883.1	32.7	26.4	1,942.2
Other income	45.9	--	--	45.9
Earnings before income taxes	1,929.0	32.7	26.4	1,988.1
Income taxes	342.6	11.9	6.2	360.7
Net earnings	$ 1,586.4	$ 20.8	$ 20.2	$ 1,627.4
Diluted EPS	$ 5.25	$ 0.07	$ 0.07	$ 5.39

***The results as adjusted above are non-GAAP measures and are provided to help investors better compare results of operations from 2007 and 2006.**

FY 2006 Non-GAAP Adjustments

(dollars in millions, except per share amounts)	Reported	Non-GAAP Adjustment: Patent Lawsuits Settlement	Non-GAAP Adjustment: Refractive Impairment	Non-GAAP Adjusted*
Sales	$ 4,896.6	$ --	$ --	$ 4,896.6
Cost of goods sold	1,215.1	--	(19.1)	1,196.0
Gross profit	3,681.5	--	19.1	3,700.6
Selling, general and administrative	1,398.5	119.0	--	1,517.5
Research and development	512.1	--	--	512.1
Amortization of intangibles	198.8	--	(125.7)	73.1
Operating income	1,572.1	(119.0)	144.8	1,597.9
Other income	44.8	--	--	44.8
Earnings before income taxes	1,616.9	(119.0)	144.8	1,642.7
Income taxes	268.8	(21.5)	52.8	300.1
Net earnings	$ 1,348.1	$ (97.5)	$ 92.0	$ 1,342.6
Diluted EPS	$ 4.37	$ (0.32)	$ 0.30	$ 4.35

***The results as adjusted above are non-GAAP measures and are provided to help investors better compare results of operations from 2007 and 2006.**